Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

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In an email sent to all employees of Adobe Systems Incorporated on June 8, 2005, Adobe linked to the following article published on CNET—Japan on May 23, 2005 (the original text of the article has been translated into English from Japanese):

What is the "Value" of the Merger of Adobe and Macromedia—President, Adobe USA

Interview: Kishi Betsui (Editorial Department)
Text: Fumie Iwasaki
05/23/2005

[Photograph of Shantanu Narayen with the following caption: "Adobe Systems President and COO."]

In the world of graphics, Adobe Systems provides enterprise solutions through the Adobe Acrobat family for creating and viewing rich documents in addition to the de-facto standard Adobe Photoshop and Adobe Illustrator. Business has been good in both the design and enterprise businesses, with 2004 sales having a large increase of 29% over the previous year. On April 18, 2005 this same company announced its purchase of Macromedia, which provides Flash. What sort of strategy will Adobe work out in the future through the merger of both companies? We asked Mr. Shantanu Narayen, President and COO of Adobe Systems, Inc. of the US.

—There was great shock at the announcement of the Macromedia purchase. Although we had thought up to now that Adobe and Macromedia were great rivals, what kind of strategy is being formulated with this purchase?

Truly with regard to web development tools we have been providing GoLive while Macromedia provided Dreamweaver. However, when viewed from the user level, it can be said that Adobe is oriented towards designers, while Macromedia is oriented towards developers. This was because designers and developers had been using different product technologies, but with the current purchase, it will be possible to reform the business process in the field of digital content creation.

In addition, the greatest advantage is the fusion of our company's PDF technology with Macromedia's Flash. PDF has various function for static documents, and is a technology for optimizing the work processes at the heart of documents, with the addition of Flash to this, even richer expressiveness will result.

—What specific advantages will there be for the end users?

Flash can not only make movies, but also has various operations for enhanced web usability. With Flash, the web expressiveness became richer, but on the other hand, it had a disadvantage in poor printing. In addition, although I cannot give details as this is at the conceptual stage, if, for example, web information expressed in Flash could be beautifully printed in PDF, then the subsequent range of information activity would be enhanced.

Particularly in enterprise fields, we think it will be possible to further strengthen cooperative work and information sharing for knowledge workers with Flash and PDF. By combining the Macromedia presentation decision server "Macromedia Breeze" and PDF, it will be possible to achieve an optimum presentation solution in synchronous/asynchronous environments, and by combining the Flash developer's environment "Macromedia Flex" and our company's Intelligent Document Platform product suite to develop form-based business solutions with rich expressiveness. This will be able to operate on any OS or machine, regardless of the specific environment such as Mac, Linux, mobile, etc., and not just Windows.

We are thinking of various fusions of the products of both companies, and not just Flash and PDF. For example, by utilizing Premier Pro and After Effects with the Flash Video technology, it is possible to fully complete the video creation workflow.

[Photograph of Shantanu Narayen.]

—Do some developers harbor apprehension regarding this purchase?

In the range of those directly questioned by us, all end users had an extremely good impression. This was because in the 23 years since we were established, we brought forth a new technology market, and expanded it, so we are expected to widen it further with this current purchase.

As you know, the propagation of digital content has been extremely eye-opening, and is being applied not only in the BtoB and BtoC worlds, but in various fields. How we will integrate the technologies through this current purchase, and what kind of markets it will create, I still cannot say, but please stay tuned.

—With regard to the strategy of the current purchase, there is also an opinion that says that this will oppose the graphics/presentation function "Avalon" which is expected to be loaded on Microsoft's next-generation OS "Longhorn". What about this?

[Photograph of Shantanu Narayen.]

Adobe and Microsoft are competing in some fields, and in some fields there is a cooperative relationship, what has recently been called "co-opetition".

When you look at the current IT market, and especially in the enterprise field, I think that businesses cannot progress with complete independence (consolidation). It is not possible to create new markets as one company alone without collaboration with business peers with strengths in technology and solutions. Although I think this process will produce competition, there cannot be competition in all products. For example, there will be competition for each single product category such as for Apple Computer and Avid, Inc. in video editing.

—Although you said the key word "Market Creation" earlier, what kind of technologies and markets are you specifically focusing on?

I think this is a new opportunity in the enterprise market. With the propagation of broadband, the growth of digital content has risen at an accelerated rate, and there is still room to grow.

In addition, the Japanese market is showing leading trends particularly in the mobile field, and we expect this to spread worldwide in the future. The reason that we are particularly focusing on the Japanese market is doe to this perspective.

—Finally, tell us something about Adobe Systems business situation. How are the business conditions for the conventional designer products and the end user products?

In 2004 we had a growth rate of 29% over the previous year, and we are predicting the same growth rate for this year as well. First, if we look at the creative systems, we are providing products such as Creative Suite for designers, and we have supported the smooth shift from an analog video and photography world to a digital one.

In addition, we have brought out a solution called the Adobe Intelligent Document Platform for enterprises, and we will support increased efficiency of business processes by tying together customers, workers, and partners by PDF. We have classified the Adobe Acrobat Family into Standard, Professional, and Elements, respectively, as a product for realizing this, and furthermore we will provide an Adobe LiveCycle product group which supports the increased efficiency of the work flow in organizations centered on Adobe PDF. By supporting various levels of PDF utilization, enormous growth has been seen even in the enterprise fields. In the future, by integrating the Macromedia technology, we will further expand into a new world.

FORWARD LOOKING STATEMENTS
This communication includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States

Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements in this communication include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this communication. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this communication. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC on their Web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC Web site (http://www.sec.gov) and from Investor Relations at Adobe and Macromedia as described above.